

December 15, 2010

Neville Pearson
Chief Executive Officer
Western Lucrative Enterprises, Inc.
73726 Alessandro Dr. Suite 103
Palm Desert, CA 92260

      Re: Western Lucrative Enterprises, Inc.
              Schedule 14C
              Filed November 24, 2010
              File No. 001-34714

Dear Mr. Pearson:

      We have completed our review of your filings and do not have any further comments at this time.

      Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3457 with any other questions.

              Sincerely,

              Maryse Mills-Apenteng
              Special Counsel

cc: Shawn Hackman